Exhibit 99.1

CELESTICA INC.

DIRECTORS' SHARE COMPENSATION PLAN

1.	Each director of Celestica Inc. (the “Corporation”) who is not an employee of the Corporation or any of its subsidiaries (an “Eligible Director”) shall make an annual election (a “Share Compensation Election”), on or before the last business day of each calendar year, to be paid 50%, 75% or 100% of the aggregate of:

(i)	the annual fee (“Annual Board Fee”) payable to such Eligible Director for services rendered as a member or the Chair (as applicable) of the Board of Directors of the Corporation (the “Board”);

(ii)	the travel fees payable to such Eligible Director (“Travel Fees”); and

(iii)	where applicable, the fee payable to such Eligible Director for services rendered as Chair of the Audit Committee of the Board, Chair of the Compensation Committee of the Board, and/or Chair of any other standing or ad hoc committee of the Board from time to time (“Committee Chair Fees” and, together with Travel Fees “Other Compensation”);

in each case in respect of the immediately following calendar year (each calendar year, a “Compensation Period”) in deferred share units (each a “DSU”) as described in more detail herein or in RSUs, as defined in the Corporation’s Long-Term Incentive Plan, as amended from time to time (the “LTIP”), which RSUs will be granted pursuant to the LTIP but on terms that comply with paragraph 3 (provided that an Eligible Director may not elect both DSUs and RSUs for the same Compensation Period). The percentage referred to above is hereinafter each referred to as a “Share Compensation Election Percentage”. Annual Board Fees and Other Compensation shall all be as determined by the Board from time to time and are collectively referred to as “Annual Compensation”.

2.	An Eligible Director may elect to receive RSUs in respect of a Compensation Period only if the Eligible Director is, at the time the election is made, in compliance with the minimum share ownership requirements applicable to the Eligible Director under any share ownership policy or guideline adopted by the Board of Directors of the Corporation from time to time.

3.	RSUs granted pursuant to an election under paragraph 1 or paragraph 5 shall be governed by the terms of the LTIP, provided that the Share Unit Grant Agreement (as defined in the LTIP) evidencing the allocation of such RSUs shall specify that they will vest in three equal installments on the first, second and third anniversaries of the Date of Grant (as defined in the LTIP and determined as provided in paragraph 7(b)), with each such anniversary being a Release Date (as defined in the LTIP) for the RSUs that vest on such date, provided that any RSUs that remain outstanding and unvested on the date, subject to paragraph 14, on which the Eligible Director is no longer any of the following: (i) a director of the Corporation; or (ii) an employee of the Corporation; (the “Retirement Date”) shall immediately vest in full as of such date and such Retirement Date shall be a Release Date for the RSUs that vest on such Retirement Date.

4.	Subject to the terms of this Plan, each DSU shall entitle an Eligible Director to receive, in accordance with either paragraph 9 or paragraph 10, a subordinate voting share of the Corporation (a “Share”) or a cash payment equal to the value of a Share following the Eligible Director’s Retirement Date.

5.	An individual who becomes an Eligible Director during a Compensation Period shall make a Share Compensation Election and select a Share Compensation Election Percentage to apply in respect of the portion of the Annual Compensation for such Compensation Period payable in respect of the Corporation’s quarterly financial periods (“Fiscal Quarters”) that commence after the date such Share Compensation Election is made. A Share Compensation Election made under this paragraph 5 shall not be effective in respect of the Eligible Director’s Annual Compensation for the Compensation Period in which the individual becomes an Eligible Director if: (i) such election is not made within 30 days after the individual becomes an Eligible Director; or (ii) to the extent required by Section 409A of the United States Internal Revenue Code of 1986, as amended from time to time (the “Code”), the individual previously participated in this Plan or any other plan that is required to be aggregated with this Plan for purposes of Section 409A of the Code. Any amount of Annual Compensation for the Fiscal Quarter in which an individual becomes an Eligible Director shall be provided in the form of DSUs.

6.	If an Eligible Director does not make a Share Compensation Election in accordance with paragraph 1 or 5, as applicable, his or her Share Compensation Election Percentage for the Compensation Period or portion thereof, as applicable, for Annual Compensation awarded in respect of such Compensation Period shall be deemed to be 100% in DSUs.

7.	Annual Compensation is paid to Eligible Directors quarterly, in arrears. The number of DSUs and/or RSUs that an Eligible Director may receive in respect of each Fiscal Quarter shall be determined as follows:

(a)	The number of DSUs to be allocated to an Eligible Director in respect of his or her Annual Compensation shall be equal to one quarter of the Eligible Director’s Annual Compensation for the applicable Compensation Period, or, in the event that the date on which an Eligible Director ceases to be an Eligible Director (the “Termination Date”) occurs during a Fiscal Quarter, a prorated amount of such instalment that reflects the Eligible Director’s actual period of service as an Eligible Director from the commencement of the applicable Fiscal Quarter to the Eligible Director’s Termination Date, multiplied by (ii) the Share Compensation Election Percentage, divided by (iii) the closing price of the Shares on the New York Stock Exchange) (the “NYSE”) on the last trading day of the Fiscal Quarter in respect of which the instalment is to be paid or, in the event that the Eligible Director’s Termination Date occurs prior to the end of a Fiscal Quarter, such price on the last trading day of the immediately preceding Fiscal Quarter. Such DSUs shall be credited to the Eligible Director’s Account (as defined below) as of the last day of the applicable Fiscal Quarter or, in the event that the Eligible Director’s Termination Date occurs prior to the end of such Fiscal Quarter, as of the Eligible Director’s Termination Date.

(b)	The number of RSUs to be allocated to an Eligible Director in respect of his or her Annual Compensation shall be calculated in accordance with section 19.4 of the LTIP, provided that: (i) the amount of each Grant shall be equal to one quarter of the Eligible Director’s Annual Compensation for the applicable Compensation Period, or, in the event that the an Eligible Director’s Termination Date occurs during a Fiscal Quarter, a prorated amount of such quarterly instalment that reflects the Eligible Director’s actual period of service as an Eligible Director from the commencement of the applicable Fiscal Quarter to the Eligible Director’s Termination Date, multiplied by the Share Compensation Election Percentage; and (ii) the Date of Grant shall be the last day of each Fiscal Quarter in the applicable Compensation Period.

8.	The Corporation shall keep or cause to be kept records for each Eligible Director, including an account (the “Account”) showing the number of DSUs, determined in accordance with paragraph 7(a), rounded to two decimal places, that the Eligible Director has been granted. A written confirmation of the balance in each Eligible Director’s Account shall be provided by the Corporation to the Eligible Director at least annually, but the Corporation shall have no obligation to issue any certificate or other instrument evidencing the DSUs. Records of RSUs granted to an Eligible Director pursuant to an election under this Plan shall be maintained in accordance with the LTIP.

9.	Subject to paragraph 10, on the date that is forty-five (45) days following the Eligible Director’s Retirement Date or the following business day if such forty-fifth (45th) day is not a business day (the “Valuation Date”), or as soon as practicable thereafter (but in all cases within ninety (90) days following the Eligible Director’s Retirement Date), the Corporation, through its Share Plan Administrator, shall deliver to the Eligible Director the number of Shares that equals the number of DSUs in the Eligible Director’s Account on the Valuation Date, less such number of Shares the value of which is required to satisfy applicable withholding taxes and source deductions. The Administrator shall, in accordance with the instructions of the Eligible Director or the Eligible Director’s legal representative, as applicable, deliver to the Eligible Director or the Eligible Director’s legal representative, as applicable, a certificate representing such Shares, or credit such Shares to an account with a broker in the name of the Eligible Director or the Eligible Director’s legal representative, as applicable, as soon as practicable thereafter. Settlement of RSUs granted to an Eligible Director pursuant to an election under this Plan shall be made in accordance with the LTIP.

10.	The Corporation shall have the right, in its sole discretion, to pay all or a portion of the value of an Eligible Director’s DSUs to the Eligible Director or the Eligible Director’s legal representative, as applicable, in a lump sum cash payment in an amount equal to the product obtained by multiplying the number of DSUs in the Eligible Director’s Account on the Valuation Date by the closing price of the Shares on the NYSE (or, if the Shares are not listed on the NYSE, then on the over the counter market, or, if the Shares are not listed on the over the counter market, the fair market value of the Shares as determined by the Board in good faith) on the Valuation Date, less applicable withholding taxes and source deductions, and shall do so if there is no public market for the Shares. Such lump sum payments shall be made on the Valuation Date, or as soon as practicable thereafter (but in all cases within ninety (90) days following the Eligible Director’s Retirement Date).

11.	Each Eligible Director who receives Shares under this Plan shall comply with all applicable securities regulations and policies of the Corporation relating to the purchase and sale of Shares.

12.	In the event of a (i) capital reorganization, (ii) merger, (iii) amalgamation, (iv) offer for shares of the Corporation which if successful would entitle the offeror to acquire all of the shares of the Corporation or all of one or more particular class(es) of shares of the Corporation to which the offer relates, (v) sale of a material portion of the assets of the Corporation, (vi) arrangement or other scheme of reorganization (a “Reorganization”) or proposed Reorganization, or (vii) an increase or decrease in the outstanding Shares as a result of a stock split, consolidation, subdivision, reclassification or recapitalization but, for greater certainty, not as a result of the issuance of Shares for additional consideration, by way of a stock dividend or other distribution in the ordinary course or as a result of a rights offering, the Corporation may adjust the Account of each Eligible Director in such manner as the Corporation determines, in its discretion, is equitable to reflect such event. The adjustment so made by the Corporation, if any, shall be conclusive and binding for all purposes of this Plan, and Eligible Directors (and any person claiming through an Eligible Director) shall have no other rights as a result of any change in the Shares or of any other event. In the event of a Reorganization, RSUs granted to an Eligible Director pursuant to an election under this Plan shall be subject to adjustment in accordance with the LTIP.

13.	The Corporation may amend or terminate the Plan in whole or in part at any time as it deems necessary or appropriate, but no such amendment or termination shall, without the consent of the Eligible Director or unless required by law, adversely affect the rights of an Eligible Director with respect to DSUs to which the Eligible Director is then entitled under the Plan. Notwithstanding the foregoing, any amendment of the Plan shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision.

14.	The Corporation intends that the Plan comply with the requirements of section 409A of the Code, insofar as this Plan pays benefits that are subject to taxation under the Code that are subject to section 409A of the Code, and intends to administer the Plan accordingly. If any one or more provisions of the Plan may be interpreted to comply with, or be exempt from, Section 409A of the Code, then such provision(s) shall be so interpreted. For greater certainty, notwithstanding anything in the Plan to the contrary, with respect to all Plan benefits payable to or with respect to an Eligible Director (if any Plan benefits payable to or with respect to that Eligible Director are subject to taxation under the Code and are subject to section 409A of the Code), “Retirement Date” shall mean the date on which the Eligible Director has experienced a “separation from service” as defined in Section 409A of the Code and applicable regulations and guidance thereunder such that it is reasonably anticipated that no further services will be performed and provided that, in any event, all payments under the Plan to Eligible Directors who are subject to taxation under the Code shall be made in compliance with Section 409A of the Code.

15.	The Board shall have full power and authority, subject to the provisions hereof, to construe and interpret the Plan. The Board’s decisions, determinations and interpretations shall be final, conclusive and binding on all past, present and future Eligible Directors and all other persons, if any, having an interest herein. Neither the Board nor its members shall be liable for any action, omission or determination made in good faith with respect to the Plan.

As amended and restated as at December 11, 2023